February 24, 2025

Antonio J. Pietri
President and Chief Executive Officer
Aspen Technology, Inc.
20 Crosby Drive
Bedford, MA 01730

        Re: Aspen Technology, Inc.
            Schedule 14D-9/A filed February 24, 2025
            Schedule 13E-3/A filed February 24, 2025
            File No. 005-93677
Dear Antonio J. Pietri:

        We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

Schedule 13E-3/A filed February 24, 2025
General

1. We note that each of Exhibits (c)(6), (c)(7), and (c)(8) to the Schedule 13E-3 has been filed with the same corresponding note: "Certain portions of this exhibit have been redacted and provided separately to the Securities and Exchange
Commission
       pursuant to a request for confidential treatment." We have not yet received any such request for confidential treatment. Please submit such request promptly, or advise.



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 24, 2025
Page 2



       Please direct any questions to Brian Soares at 202-551-3690.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Mergers &
Acquisitions